# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "HANDSTACK, P.B.C.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF AUGUST, A.D. 2015, AT 10:01 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5620016  8100

151149460

AUTHENTICATION: 2630789

DATE: 08-10-15

*State of Delaware*
*Secretary of State*
*Division of Corporations*
*Delivered 10:06 PM 08/07/2015*
*FILED 10:01 PM 08/07/2015*
*SRV 151149460 – 5620016 FILE*

# AMENDED AND RESTATED

# CERTIFICATE OF INCORPORATION OF

# HANDSTACK, P.B.C.

HandStack, P.B.C. (the "*Corporation*"), a public benefit corporation organized and existing under the laws of the State of Delaware, certifies that:

1.      The name of the Corporation is HandStack, P.B.C. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 10, 2014.

2.      This Amended and Restated Certificate of Incorporation (the "*Amended and Restated Certificate of Incorporation*") was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "*DGCL*"), and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.

3.      The text of the Certificate of Incorporation is amended and restated to read as set forth in **Exhibit A** attached hereto.

IN WITNESS WHEREOF, HandStack, P.B.C. has caused this Amended and Restated Certificate of Incorporation to be signed by Hyejin "Jessica" Lee, a duly authorized officer of the Corporation, on August 7, 2015.

/s/ Hyejin Lee
Hyejin "Jessica" Lee
President

# EXHIBIT A

## ARTICLE I

The name of the Corporation is HandStack, P.B.C.

## ARTICLE II

The specific public benefit purpose of the Corporation is to develop powerful tools that improve everyone's ability to collaborate with people for the community good and preserve user privacy.

## ARTICLE III

The address of the Corporation's registered office in the State of Delaware is 615 South Dupont Highway, City of Dover, County of Kent, 19901. The name of the registered agent at such address is Colby Attorney Services Co.

## ARTICLE IV

The Corporation is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Corporation has authority to issue is 15,000,000 with par value of $0.0001 per share.

Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, every one (1) currently outstanding share of Common Stock shall be split and reconstituted into two thousand (2,000) shares of Common Stock (the "*Forward Stock Split*"). The Forward Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. The Forward Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the exchange and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Corporation's board of directors. The total number of shares of stock that the Corporation shall have authority to issue is set forth above after giving effect to the Forward Stock Split. All share and per share amounts set forth in this Amended and Restated Certificate of Incorporation, including, without limitation, the authorized share numbers set forth in this Article IV, reflect the Forward Stock Split, and no further adjustment to such numbers shall be necessary in connection with the Forward Stock Split.

## ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Company is expressly authorized to make, alter, amend or repeal the bylaws of the Company.

## ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Company.

## ARTICLE VII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

## ARTICLE VIII

Subject to any provisions in the bylaws of the Company related to indemnification of directors or officers of the Company, the Company shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

A right to indemnification or to advancement of expenses arising under a provision of this Certificate of Incorporation or a bylaw of the Company shall not be eliminated or impaired by an amendment to this Certificate of Incorporation or the bylaws of the Company after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

## ARTICLE IX

Except as provided in **Article VII** and **Article VIII** above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.